LEAD INVESTOR



John Young

Hello, I am Dr. John Young, and I am honored to be the Lead Investor for LifeBridge. I am not an investment advisor, but I have been a practicing physician for 28 years and an early investor in technology and biotechnology companies, including three projects which have reached valuations of over $1 billion. LifeBridge has immense potential with their adaptive tumor treating field (ATTF) device. The only current TTF provider, with a market capitalization of approximately $20 billion, cannot treat metastatic cancer in the way that LifeBridge can. Ninety percent of cancer patients die from metastatic disease, not their primary tumors, so the market potential is vast for LifeBridge.LifeBridge's Adaptive TTF has many advantages over the present technology: the ability to focus the field on multiple tumor locations and the capability to more than double the therapeutic field strength through tumors without increasing any negative effects to the patient. These advantages, and more, are protected by multiple newly issued world-wide patents. Our investment will allow LifeBridge to proceed to a human pilot trial. A successful pilot trial could greatly increase LifeBridge's value and attract additional investment capital (at a higher multiple of today's valuation) to complete the final human pivotal trial needed to get their technology to market. This would make Adaptive TTF available to the hundreds of thousands of metastatic patients worldwide who have run out of options.I believe that LifeBridge with its superior patented technology will be very attractive to a large medical device company for acquisition or a partnership.

Invested $15,000 this round & $112,000 previously